Exhibit 99.3

Press Release

Sanofi launches 2022 global Employee Stock Purchase Plan for 86.000 people

Paris, June 7, 2022. Sanofi today launches Action 2022, its global employee share ownership plan, open to 86 000 employees in 59 countries. The program, similar to programs carried out since 2013, clearly demonstrates the ongoing commitment of Sanofi and its Board of Directors to involve all employees, across all its territories, in the future development and results of the company.

Paul Hudson

Chief Executive Officer of Sanofi

“I strongly believe along with the Board of Directors that a high employee shareholding contributes to develop a common spirit and unite our employees worldwide. This plan is a great opportunity for them to participate in the development of the company. Every year the record level of employee participation demonstrates how committed and supportive they are to Sanofi and its long-term strategy.”

Starting June 9th, the shares will be offered at a subscription price of 80.21€, which is equal to a 20% discount off the average of the 20 opening prices of Sanofi shares from May 9 to June 3, 2022. In addition, for every five shares subscribed, employees will be able to receive one free share (up to a maximum of four free shares per employee). Each employee will be able to purchase up to 1,500 Sanofi shares within the legal limit of a maximum payment amount that does not exceed 25% of their gross annual salary, minus any voluntary deductions already made under employee savings schemes (Group Savings Plan and/or Group Retirement Savings Plan) during the year 2022.

In 2021, the employee share ownership plan was open to over 90,000 employees in 73 countries with a growing overall uptake rate of 37.5% (vs 36.9% in 2020). More than 34,000 Sanofi employees chose to invest in the company. Today, nearly 75,000 current or former employees of the company are shareholders of Sanofi, and hold approximately 1.9%* of its capital.

*via Employee Savings Plan (PEG)

Detailed conditions

An eligibility condition of three months employment by the closing date of the offer period will apply. Eligible staff will be able to subscribe shares from 9 June 2022 (inclusive) to 29 June 2022 (inclusive). The issue is expected to be completed and the delivery of the securities carried out by the end of July 2022.

The maximum number of Sanofi shares that may be issued under this offer is 6,317,803 shares (corresponding to a maximum capital increase of €12,635,606 at nominal value, being 0.5% of share capital)

The new shares, including the matching shares (the “Shares”), will be subscribed (or delivered) either directly or through the intermediary of employee mutual funds (“FCPE”), depending on the regulations and/or tax regime applicable in the various countries of residence of those eligible for the capital increase.

The Shares will be fully fungible with the existing ordinary shares comprising the share capital of Sanofi and will acquire dividend rights as from 1 January 2022.

The voting rights attached to the subscribed Shares will be exercised directly by the employees.

Those taking up this offer will be required to hold the Shares or the corresponding FCPE units for a period of approximately five years, i.e. until 31 May 2027, except upon the occurrence of an early release event provided for under Article R. 3324-22 of the French Labour Code and authorized in the subscriber’s country.

Admission of the Shares to trading on the Euronext Paris market (ISIN Code: FR0000120578 ) on the same line as the existing shares will be requested as soon as possible after the completion of the capital increase.

This press release does not constitute an offer to sell or a solicitation to buy Sanofi shares. The offer of Sanofi shares reserved for employees will only be made in countries where such an offer has been registered with or notified to the competent local authorities and/or following the approval of a prospectus by the competent local authorities, or in consideration of an exemption from the requirement to prepare a prospectus or to register or notify of the offer, where such procedure is required.

More generally, the offer will only be made in countries where all required registration and/or notification procedures have been carried out, approvals obtained, and procedures for consulting or informing employee representatives followed.

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This press release is not intended for and should not be copied to or distributed in countries where such a prospectus has not been approved or such exemption is not available or where all necessary registration, notification, consultation and/or information procedures have not been completed or authorisations obtained. This relates in particular to Cameroon, Japan and the Philippines, where to date formalities are still pending with the authorities but could also relate to other countries.

This press release is prepared in accordance with the exemption from publication of a prospectus under Article 1 4°i) and 5°h) of the Prospectus Regulation (EU) 2017/1129. It constitutes the document required to meet the conditions for exemption from publication of a prospectus as defined by the Prospectus Regulation.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Priya Nanduri | +1 617 764 6418 | priya.nanduri@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

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